Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

October 31, 2017

VIA EDGAR

Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc. Definitive Additional Materials on Schedule 14A Filed October 17 and 19, 2017 File No. 001-05397

Dear Ms. Piland Posil:

Set forth below are our responses to the comments raised in your letter dated October 20, 2017 (the “Comment Letter”).  Automatic Data Processing, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Definitive Additional Materials on Schedule 14A, filed October 17 and 19, 2017.    The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Definitive Additional Materials on Schedule 14A.

Definitive Additional Materials on Schedule 14A

Exhibit 3 to Schedule 14A filed October 17, 2017

1.
Disclosure indicates total shareholder return of 203% “[s]ince 11/9/2011 (Board’s appointment of Carlos Rodriguez to CEO).” Please revise to reconcile with the Form 8-K filed by the company on November 9, 2011, which discloses that Mr. Rodriguez was promoted to CEO on November 8, 2011. Please also advise us of the basis for selecting November 9, 2011 to calculate total shareholder return.

RESPONSE:

Although Mr. Rodriguez was promoted to CEO of the Company on November 8, 2011, his appointment was not announced publicly until the Company issued a press release on the morning of November 9, 2011. For purposes of calculating total shareholder return under Mr. Rodriguez’s tenure, the Company selected the closing stock price on November 9 as the starting reference point.  We believe that this is the most appropriate reference point, since it gave the market one full trading day to absorb the news of the Company’s leadership transition.

The Company acknowledges the Staff’s comment and will revise its disclosure to indicate that November 9, 2011 was the day on which Mr. Rodriguez’s appointment to CEO was publicly announced, as follows:

“Since 11/9/2011 (Public Announcement of Carlos Rodriguez’s Appointment to CEO)”

Exhibit 3 to Schedule 14A filed October 17, 2017

2.	Please advise us of the basis for assuming shareholders have held their CDK shares since it was spun off from the company on October 1, 2014 in calculating total shareholder return.

RESPONSE:

There is no one official or universally accepted method for calculating total shareholder return with respect to a company that has effected a spin-off transaction, and as a result any such calculation necessarily involves making certain assumptions about investor behavior following the spin-off. Throughout its disclosure, the Company has used the same methodology for calculating total shareholder return and has been consistent in disclosing that methodology. Rather than speculating about investor portfolio management strategies, the Company, in arriving at its chosen methodology, determined to make the assumption that investors who received CDK shares as a result of the spin-off continued to hold those shares. Since the decision to spin off CDK was made by the Company’s Board of Directors for the purpose of creating value for the

Company’s shareholders, the Company believes that it is reasonable for that value to be captured when calculating total shareholder return.

However, in an effort to be transparent, in Exhibit 3 to the Schedule 14A filed October 19, 2017 (in footnote 2 to the chart titled “Delivering Superior Total Shareholder Returns”), the Company also provided disclosure indicating that the total shareholder return would have been 175% excluding the CDK reinvestment.

Exhibit 3 to Schedule 14A filed October 19, 2017

3.
Mr. Rodriguez indicated that “margins have improved 580 basis points, and we just guided to another 500 basis point improvement over the next three years.” Please provide support for the statement relating to the company’s goal to improve margins by 500 basis points over the next three years. The operational margin expansion of approximately 500 basis points on page 35 of the September 12 investor presentation would appear to be different from the 500 basis point improvement referenced by Mr. Rodriguez given the parallel reference to 580 basis points, which we understand to refer to net operational margin.

RESPONSE:

The 500 basis point (“bps”) improvement referenced by Mr. Rodriguez in Exhibit 3 to the Schedule 14A filed October 19, 2017 is the same operational margin expansion of ~500 bps referenced on page 35 of the Company’s September 12, 2017 investor presentation (the “Investor Presentation”).
Page 35 of the Company’s Investor Presentation clearly shows expected operational margin contribution to adjusted EBIT margin of 500 bps from fiscal year 2017 to fiscal year 2020, driven by forecasted growth in operating leverage, platform migrations, service alignment and productivity initiatives, before pressure from incremental PEO pass-throughs and client funds interest revenues.
The Company notes that the operational margin expansion forecast of ~500 bps is in contrast to the net operational margin improvement of 580 bps reported on page 6 of the Company’s Investor Presentation, which excluded both the impact of client fund revenues and PEO pass-throughs from revenue.  The Company has not historically presented operational margin information on a net basis, but did so on page 6 in rebuttal of Pershing Square’s allegations regarding the Company’s historical financial performance and suggested lack of cost control and productivity improvements.  The objective of page 6 was to illustrate the Company’s focus on driving margin improvement within its business operations from fiscal year 2011 to fiscal year 2017 absent the impact from interest income on client funds and pass-through revenues/costs.
The Company acknowledges the Staff’s comment and will provide clarification in future filings when referencing the different statements.  Further, a chart within a corporate video that was posted online on October 17 was inadvertently labeled “ADP

Net Operational Margin Expansion.” This labeling error has been corrected and a revised version will be filed with the Commission.
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Please feel free to contact me at 973-974-5572 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Jan Siegmund
Jan Siegmund
Chief Financial Officer

Cc:
Deloitte & Touche LLP
Karen Valerie, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Scott A. Barshay, Partner
Steven J. Williams, Partner